UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file no. 1-3295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.
The Chrysler Building
405 Lexington Avenue
New York, New York, 10174-0002

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 27, 2008

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,

	2007	2006

Assets:
Investments, at fair value (Note 3):
In securities of participating employer	$28,833	$33,621
In securities of unaffiliated issuers:
Common stock	23,828	37,324
Commingled funds	33,176	115,506
Pooled separate account	29,256	--
Mutual funds	70,957	4,503
Loans to participants	3,161	3,216

Total investments, at fair value	189,211	194,170

Cash and cash equivalents	1,014	424
Contributions receivable from participants	--	263
Contributions receivable from employer	--	122
Dividends and interest receivable	--	156

Total assets	190,225	195,135

Liabilities:
Other payables	--	230

Total liabilities	--	230

Net assets available for benefits, at fair value	190,225	194,905

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 2)	200	291

Net assets available for benefits	$190,425	$195,196

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,

	2007	2006

Additions to net assets attributed to:
Investment income :
Net appreciation in fair value of investments (Note 3)	$7,494	$17,140
Dividends	2,283	2,963
Interest	1,684	1,701

Investment income	11,461	21,804

Contributions:
Participants	7,414	7,074
Participants' rollovers	383	593
Employer	3,398	3,298

Total contributions	11,195	10,965

Total additions	22,656	32,769

Deductions from net assets attributed to:
Benefits paid to participants	27,236	15,732
Administrative expenses (Note 7)	191	200

Total deductions	27,427	15,932

Net (decrease) increase	(4,771)	16,837

Net assets available for benefits:
Beginning of year	195,196	178,359

End of year	$190,425	$195,196

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company). Employees become eligible to participate in the Plan on the date of their employment.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis. Employee contributions of up to 2% of eligible compensation are matched 100% by the Company and the next 4% are matched 50% by the Company. Employee contributions in excess of 6% are not matched. The Company's matching contributions are invested solely in the Company's common stock. Prior to January 1, 2007, participants could transfer or reallocate amounts held for more than two years in the MTI Common Stock Fund to another fund under the Plan. Effective January 1, 2007, participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The maximum before-tax contribution was generally $15,500 and $15,000 for 2007 and 2006, respectively. However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (IRC).

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2007:
New York Life Insurance Anchor Account: This fund is a New York Life Insurance Company pooled separate account which invests in high-quality, fixed income securities.

Julius Baer Total Return Bond Fund: This fund normally invests at least 80% of net assets in investment-grade fixed income securities issued by governments and corporations in developed and emerging markets. The fund also invests in derivatives and forward contracts.

SSgA Aged Based Strategy Funds: These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the Strategy target date grows nearer. The Strategy Target dates range from 2010 to 2045. The investments are in a combination of U.S. Stocks, International Stocks, Bonds and Cash.

American Beacon Large Cap Value Fund: The fund normally invests at least 80% of assets in equity securities of large market capitalization U.S. companies.

American Funds - Fundamental Investor Funds: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Composite Index.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2007 and 2006
Barclays Global Investors Equity Index Fund: This fund invests in the same stocks held in the Standard & Poors Index.

Mainstay Balance Fund: This fund is invested in stocks, bonds and cash equivalents. Approximately 60% of the fund is invested in mid and large capitalization stocks, and 40% in fixed income securities and cash equivalents.

American Funds - The Growth Fund of America: This fund primarily invests in high potential growth companies. It may also invest up to 15% of assets in securities domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

SSgA Russell 2000 Index Strategy Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.
SSgA S&P Midcap 400 Index Strategy Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock. All Company matching contributions are invested in this fund, and prior to January 1, 2007 were non-participant-directed. Effective January 1, 2007, once deposited the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc. The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established. No new contributions or transfers can be made into this fund.

Mainstay International Equity: This fund invests in a broad range of international stocks traded in public markets.
Mutual Fund Window: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds.

Participant Loans

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.00 percent to 10.50 percent, which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator. At December 31, 2007, there were 404 individual loans outstanding, carrying an average interest rate of 8.12 percent, with maturities through 2018.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account. In-service withdrawals may also be made under certain circumstances.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement will apply to all other accounting pronouncements that require fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company expects the adoption of SFAS No. 157 will not have a material impact on the Plan's financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Short-term investments are recorded at cost, which approximates fair value. The common stock within the MTI Common Stock Fund,  Pfizer Common Stock Fund, and Mutual Funds are valued using quoted market prices. Commingled funds are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund. The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. Loans receivable from participants are valued at cost, which approximates fair value.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The funds in the pooled separate account are presented at fair value in the statements of net assets available for benefits with a corresponding adjustment to contract value and are presented at contract value in the statement of changes in net assets available for benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade date basis. The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, contributions receivable and dividends and interest receivable approximate fair value because of the short maturities of those instruments.
Payment of Benefits
Benefits are recorded when paid.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2007 and 2006
(3)	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

(in thousands)	December 31,

	2007	2006

MTI Common Stock Fund,
431 units and 572 units, respectively	$28,833	$33,621

Pfizer Common Stock Fund,*
1,048 units and 1,441 units, respectively	$23,828	$37,324

SSgA Stable Value Fund, 30,461 units**	$--	$30,170

Balanced Growth Fund, 682 units	$--	$17,638

S&P 500 Index Fund, 117 units	$--	$31,518

Matrix Equity Fund, 884 units	$--	$22,018

International Fund, 590 units	$--	$14,162

New York Life Insurance Anchor Account,
29,038 units ***	$29,256	$--

American Funds - Fundamental Investors Fund,
569 units	$24,117	$--

Barclays Equity Index Fund, 2,208 units	$29,692	$--

Mainstay Balanced Fund, 705 units	$18,512	$--

Mainstay International Equity Fund, 1,077 units	$16,791	$--

*	Non-participant-directed
**	Contract value as of December 31, 2006 of the SSgA Stable Value Fund was $30,461. Amounts presented in the table reflect fair value.
***	Contract value as of December 31, 2007 of the New York Life Insurance Anchor Account was $29,456. Amounts presented in the table reflect fair value.

For the years ended December 31, 2007 and 2006, the Plan's investments appreciated (including gains and losses on investments bought and sold, as well as those held during the year) in value by $7,494 and $17,140, respectively, as follows:

(in thousands)	Year Ended December 31,

	2007	2006

Common stock	$795	$6,519
Commingled funds	6,034	10,350
Mutual funds	665	271

Total	$7,494	$17,140

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2007 and 2006

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account and the SSgA Stable Value Fund was 4.69% and 3.27% at December 31, 2007 and 2006, respectively. The average crediting interest rate was 4.94% and 4.97% at December 31, 2007 and 2006, respectively.
(4)	Non-participant-Directed Investments

The MTI Common Stock Fund included both participant-directed and non-participant-directed investments in 2006. It is not practicable to segregate the changes in net assets related to the MTI common stock between the participant-directed and non-participant-directed investments. Effective January 1, 2007, the MTI Common Stock Fund is a participant-directed fund.

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

(in thousands)	December 31,

	2007	2006

Net Assets:
MTI Common Stock Fund	$--	$33,621
Pfizer Common Stock Fund	23,828	37,324
Contributions receivable from participants	--	24
Contributions receivable from employer	--	122
Cash and cash equivalents	365	376
Inter-fund transfers receivable	--	10

Total	$24,193	$71,477

(in thousands)	Year Ended December 31,

	2007	2006

Changes in Net Assets:
Participants' contributions	$--	$724
Employer contributions	3,398	3,298
Dividends	1,418	1,770
Interest	12	26
Net (depreciation) appreciation in fair value
of investments	(3,476)	6,519
Benefits paid to participants	(5,857)	(9,129)
Administrative expenses	--	(4)
Re-Designation of MTI Common Stock Fund
as a participant-directed fund	(33,869)	--
Transfers to participant-directed
investments	(8,910)	(12,358)

Total	$(47,284)	$(9,154)

(5)	Plan Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2007 and 2006
(6)	Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated October 22, 2002, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC). The Company and legal counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Administrative Costs

The Company pays all costs of administering the Plan except for the fees of the investment advisor, if any, for each actively managed fund, which are charged to the respective funds. Fees paid by the Plan for investment management services and trustee expenses amounted to $191,000 and $200,000 for the years ended December 31, 2007 and 2006, respectively. However, participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the Mutual Fund Window.

(8)	Related-Party Transactions

Certain Plan investments are shares of commingled funds managed by State Street Global Advisors (SSgA), an affiliate of State Street Bank and Trust Company. State Street Bank and Trust Company and CitiStreet were the Trustee and recordkeeper, respectively as defined by the Plan until September 13, 2007 and, therefore, these transactions qualified as party-in-interest transactions.

Effective September 14, 2007, New York Life Insurance Company became Trustee and record keeper of the Plan. Certain Plan investments in the pooled separate account and mutual funds are managed by New York Life Investment Management LLC, an affiliate of New York Life insurance Company.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.
(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances.

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006, respectively, to the Form 5500 (in thousands):

	December 31,

	2007	2006

Net assets available for benefits per the financial statements	$190,425	$195,196
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(200)	(291)

Less: Amounts allocated to withdrawing participants	--	(1,861)

Net assets available for benefits per the Form 5500	$190,225	$193,044

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2007 and 2006

The following is a reconciliation of total investment income per the financial statements for the year ended December 31, 2007 and 2006, respectively, to the Form 5500 (in thousands):

Total investment income, per the financial statements	$11,461	$21,804

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - current period	(200)	--

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - prior period	291	(291)

Total investment income, per the Form 5500	$11,552	$21,513

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2007 and 2006, respectively, to the Form 5500 (in thousands):

	Year Ended December 31, 2007	Year Ended December 31, 2006

Benefits paid to participants per the financial statement	$27,236	$15,732
Adjustments for amounts allocated to withdrawing participants
- current period	(1,861)	--
Adjustments for amounts allocated to withdrawing participants
- prior period	--	1,861

Benefits paid to participants per Form 5500	$25,375	$17,593

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006 but not yet paid as of that date.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007
(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest	Cost	Current Value

	Pooled Separate Account:

*	New York Life Insurance Anchor Acct III	29,038 units	$29,456	$29,256

	Commingled Funds:

	Age Based 2010 Strategy
	SSgA Age Based 2010 Strategy Fund	8 units	$137	$137

	Age Based 2015 Strategy
	SSgA Age Based 2015 Strategy
	Non-Lending Fund	37 units	$427	$427

	Age Based 2020 Strategy
	SSgA Age Based 2020 Strategy
	Lending Fund	25 units	$625	$619
	Age Based 2025 Strategy
	SSgA Age Based 2025 Strategy Fund	39 units	465	$459

	Age Based 2030 Strategy
	SSgA Age Based 2030 Strategy Fund	7 units	$237	$234

	Age Based 2035 Strategy
	SSgA Age Based 2035 Strategy Fund	33 units	$394	$389

	Age Based 2040 Strategy
	SSgA Age Based 2040 Strategy Fund	0.2 units	$8	$8

	Age Based 2045 Strategy
	SSgA Age Based 2045 Strategy Fund	11 units	$130	$127

	Barclays Global Investors Equity Index Fund	2,208 units	$29,851	$29,692

	SSgA Russell 2000 Index Strategy Fund	9 units	$257	$242

	SSgA S&P Midcap 400 Index Strategy Fund	21 units	$870	$840

	Age Based Lifetime Strategy
	SSgA Age Based Lifetime Income Strategy Fund	0.2 units	$2	$2

	Total Commingled Funds		$33,403	$33,176

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest	Cost	Current Value

	Mutual Funds:

	American Beacon Large Cap Value Fund	61 units	$1,480	$1,363

	Julius Baer Total Return Bond Fund	231 units	$3,090	$3,082

	American Funds - Fundamental Investors Fund	569 units	$24,958	$24,117

*	Mainstay Balance Fund	705 units	$19,498	$18,512

	American Funds - The Growth Fund of America	72 units	$2,650	$2,444

*	Mainstay International Equity Fund	1,077 units	$18,563	$16,791

	Mutual Fund Window
	Participant-Directed Brokerage Account	various mutual fund investments	$4,648	$4,648

	Total Mutual Funds		$74,887	$70,957

	Common Stock:

*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	431 units	$28,361	$28,833

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	1,048 units	$25,463	$23,828

	Participant Loans:

*	Participant Loan Fund
	Participant Loans	404 participant loans with interest rates ranging from 5.00% to 10.50%	3,161	$3,161

	Total			$189,211

* Parties in interest, as defined by ERISA.

     See accompanying report of independent registered public accounting firm.

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

     Minerals Technologies Inc. Savings and Investment Plan
By:	/s/ John A. Sorel

John A. Sorel Senior Vice President - Finance and Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 27, 2008